UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 2)*

                             IWT TESORO CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                      NONE
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                                 (CUSIP Number)

                              Mentus Consulting LLC
                         Henry J. Boucher, Jr., Manager
                                  5 Wicks Lane
                                Wilton, CT 06897
                                 (203) 858-9951
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 31, 2002
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No._______                       13D                   Page___ of __ Pages

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1    NAME OF REPORTING PERSONS  -  Mentus Consulting, LLC
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) - 06-1629718

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION - Connecticut

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7    SOLE VOTING POWER - 0

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER - 0
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER - 0

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER - 0
    WITH


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0
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14   TYPE OF REPORTING PERSON*  OO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No._______                       13D                   Page4 of 6 Pages

Item 1.  Security and Issuer.
This statement on Schedule 13D/A-3 ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock") of IWT Tesoro Corporation, a Nevada corporation (the "Issuer"). The principal offices of the Issuer are located at 5 Wicks Lane, Wilton, CT 06897

Item 2.  Identity and Background.

     (a)-(c) This Schedule 13D is filed by Mentus Consulting, LLC (the "Reporting Person"), a Connecticut limited liability company residing at 5 Wicks Lane, Wilton, CT 06897.

Item 3.  Source and Amount of Funds or Other Consideration.

The reporting person has gifted all of its Issuer shares.
Item 5.  Interest in Securities of the Issuer.

     (a) The reporting person owns no shares of Issuer Common Stock.

     (b) The reporting person has no power to vote or dispose of Issuer common stock as it no longer owns any Issuer common Stock.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        October 10, 2002

                                        Mentus Consulting, LLC


                                        By: /s/ Henry J. Boucher, Jr., Manager
                                           ------------------------------------
                                               Henry J. Boucher, Jr., Manager

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).